As filed with the Securities and Exchange Commission on February 24, 1999

                                                     Registration No. 333-______


================================================================================


                       SECURITIES AND EXCHANGE COMMISSION



                             WASHINGTON, D.C. 20549





                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933




                           PALATIN TECHNOLOGIES, INC.

             (Exact name of registrant as specified in its charter)


             DELAWARE                                   95-4078884
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
 of incorporation or organization)

                         214 CARNEGIE CENTER, SUITE 100

                               PRINCETON, NJ 08540

                                 (609) 520-1911

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                                               COPY TO:
EDWARD J. QUILTY, CHAIRMAN OF THE BOARD,                  FAITH L. CHARLES
 PRESIDENT AND CHIEF EXECUTIVE OFFICER                   GRAHAM & JAMES LLP
   214 CARNEGIE CENTER, SUITE 100                   885 THIRD AVENUE, 21ST FLOOR
        PRINCETON, NJ 08540                           NEW YORK, NY 10022-4834
           (609) 520-1911                                  (212) 848-1000

  (Name, address, including zip code,
and telephone number including area code, of agent for service)

                         -----------------------------

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time, following the effective date of this registration statement.

           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.   [ ]

                         CALCULATION OF REGISTRATION FEE

  Title of each class of         Amount to be        Proposed maximum          Proposed maximum aggregate      Amount of
securities to be registered       registered     offering price per share (1)      offering price (1)       registration fee
Common Stock                  2,181,018 Shares             $4.4375                  $9,678,267.38               $2,690.56

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based on the average of the high and low prices of the registrant's common stock reported on The Nasdaq SmallCap Market(sm) on February 17, 1999.

           Also includes an indeterminate number of shares of common stock that may become issuable to prevent dilution resulting from stock splits, stock dividends and conversion price or exercise price adjustments, which are included pursuant to Rule 416 under the Securities Act of 1933.

           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 24, 1999

                                                                      PROSPECTUS


                               [GRAPHIC OMITTED]

                           PALATIN TECHNOLOGIES, INC.


                         214 Carnegie Center, Suite 100
                           Princeton, New Jersey 08540
                                 (609) 520-1911

                        2,181,018 SHARES OF COMMON STOCK


Selling stockholders identified in this prospectus are selling up to 2,181,018 shares of common stock of Palatin Technologies, Inc. Palatin Technologies will not receive any proceeds from the sale of shares by the selling stockholders.

Palatin Technologies' common stock is listed on the Nasdaq SmallCap Market(sm) under the symbol PLTN. On February 17, 1999, the closing sale price of the common stock, as reported on the Nasdaq SmallCap Market, was $4.50 per share.

Selling stockholders can sell their common stock on the Nasdaq SmallCap Market or in privately negotiated transactions, whenever they decide and at the price they set. The Common Stock may be sold at market price, but the selling stockholders have the right to sell common stock at a premium or discount to market price.

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATES SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                 The Date Of This Prospectus Is _______ __, 1999

                                TABLE OF CONTENTS


Where You Can Find More Information........................................  iii

Incorporation by Reference.................................................  iii

Note Concerning Forward Looking Statements.................................   iv

About Palatin Technologies.................................................    1

Risk Factors...............................................................    4

Use of Proceeds............................................................   13

Selling Stockholders.......................................................   13

Plan of Distribution.......................................................   15

Legal Matters..............................................................   16

Experts....................................................................   16

                       WHERE YOU CAN FIND MORE INFORMATION

           We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, commonly called the SEC. You can read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov".

           In addition, you can read and copy our SEC filings at the National Association of Securities Dealers, Inc. at 1735 K Street NW, Washington, DC 20006.


                           INCORPORATION BY REFERENCE

           The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 0-22686) we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

* Our Quarterly Report on Form 10-QSB for the six months ended December 31, 1998, filed on February 16, 1999;

* Our Quarterly Report on Form 10-QSB for the three months ended September 30, 1998, filed on November 16, 1998;

* Our amended Annual Report on Form 10-KSB/A for the year ended June 30, 1998, filed on October 2, 1998;

* Our Annual Report on Form 10-KSB for the year ended June 30, 1998, filed on September 28, 1998; and

* The description of our common stock contained in our Registration Statement on Form 8-A filed on October 22, 1993.

You may request a copy of these filings, at no cost, by writing or telephoning our Vice President and Chief Financial Officer at the following address:

                               Stephen T. Wills
                               Vice President and CFO
                               Palatin Technologies, Inc.
                               214 Carnegie Center, Suite 100
                               Princeton NJ 08540
                               Telephone (609) 520-1911

                   NOTE CONCERNING FORWARD LOOKING STATEMENTS


           WE MAKE STATEMENTS IN THIS PROSPECTUS AND THE DOCUMENTS WE INCORPORATE BY REFERENCE THAT ARE CONSIDERED "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. SOMETIMES THESE STATEMENTS CONTAIN WORDS SUCH AS "ANTICIPATES," "PLANS," "INTENDS," "EXPECTS" AND SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF OUR FUTURE PERFORMANCE AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM WHAT WE SAY IN THIS PROSPECTUS. THESE RISKS, UNCERTAINTIES AND FACTORS INCLUDE:

*       DELAYS IN DEVELOPMENT OF OUR PRODUCTS;

*       PROBLEMS OR DELAYS WITH CLINICAL TRIALS OF OUR PRODUCTS;

*       FAILURE TO RECEIVE OR DELAYS IN  RECEIVING  REGULATORY  APPROVAL  OF OUR
        PRODUCTS;

*       OUR ABILITY TO MARKET AND SELL OUR PRODUCTS;

*       ACCEPTANCE OF OUR PRODUCTS BY THE MEDICAL COMMUNITY;

*       THE   ENFORCEABILITY   OF  OUR  PATENTS  AND  PATENTS   GRANTED  TO  OUR
        COMPETITORS;

*       COMPETING PRODUCTS AND TECHNOLOGIES;

*       CHANGES IN OUR BUSINESS STRATEGY OR DEVELOPMENT PLANS;

*       BUSINESS ABILITIES AND JUDGMENT OF OUR PERSONNEL, INCLUDING MANAGEMENT;

*       AVAILABILITY   AND  TERMS  OF  CAPITAL  WE  NEED  TO  COMPLETE   PRODUCT
        DEVELOPMENT; AND

*       GENERAL ECONOMIC AND BUSINESS CONDITIONS.

           GIVEN THESE UNCERTAINTIES, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS. WE WILL NOT REVISE THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PROSPECTUS OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                           ABOUT PALATIN TECHNOLOGIES

           THIS IS A SUMMARY OF OUR BUSINESS. YOU SHOULD READ THIS SUMMARY IN THE CONTEXT OF THE RISK FACTORS STARTING ON PAGE 4. FOR ADDITIONAL INFORMATION, YOU SHOULD READ OUR REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.


Introduction

           We are developing pharmaceutical drugs and technologies. We are concentrating our efforts on the following:

* A diagnostic imaging product called LeuTech(TM). This product is for use in the nuclear medicine departments of hospitals to image, or locate, the site of an infection or inflammation within the body. We are conducting clinical trials with LeuTech for diagnosis of appendicitis and bone infections at medical centers in the United States.

* A therapeutic product called PT-14 that is for the treatment of sexual dysfunction, primarily male erectile dysfunction. PT-14 is in the early stages of clinical trials.

* A technology called MIDAS(TM), which allows us to make specific kinds of small molecules, called peptides, which may be useful for treatment of diseases or for diagnostic imaging. We are conducting research in two product areas - a peptide for diagnostic imaging of infections and a peptide for treatment of obesity.

           We have not completed the development of any products. Accordingly, we do not have any revenues from the sale of products, and rely on money from the sale of our stock, from loans and from payments under agreements with other pharmaceutical companies to pay for the development of our products. It will be at least two years before we begin to sell any product. It could take much longer before we begin to sell any product, and we may never start selling products. Developing pharmaceutical drugs like our products is very expensive, difficult and time consuming, with a significant possibility of failure.

The LeuTech Product

           LeuTech uses a protein called a monoclonal antibody that attaches to white blood cells. As part of the immune response to an infection or inflammation, large numbers of white blood cells migrate to and collect at the site of infection or inflammation. If a physician knows where white blood cells are concentrated, then the physician has identified the site of infection or inflammation. We designed LeuTech to provide this specific diagnostic information.

           We supply LeuTech as a kit containing freeze-dried monoclonal antibody and chemicals required for radiolabeling, or attaching, a diagnostic radioisotope. Before administering LeuTech to a patient, the physician has LeuTech radiolabeled with a diagnostic radioisotope called technetium-99m.

           After radiolabeling, the physician administers LeuTech to the patient by intravenous injection. The radiolabeled LeuTech monoclonal antibody rapidly binds to white blood cells present at the site of the infection or circulating in the blood stream. After administering LeuTech to the patient, a gamma camera can readily detect the location of radioactivity in the patient. Gamma cameras are devices available in most hospital nuclear medicine departments. Using

LeuTech, physicians can take a definitive image within 90 minutes of administration, permitting rapid detection and imaging of the site of infection.

           The U.S. Food and Drug Administration, commonly known as the FDA, regulates LeuTech as a pharmaceutical product. We filed an application with the FDA to start human clinical trials, and have completed two of the three required phases of human clinical trials. In Phase 1, we gave LeuTech to 10 healthy volunteers. The purpose of the Phase 1 study was to test LeuTech for safety and to determine the distribution of LeuTech in the body. The results showed that there were no significant safety concerns associated with LeuTech.

           In the Phase 2 clinical trial, we tested LeuTech for its ability to diagnose equivocal, or difficult to diagnose, appendicitis. We gave LeuTech to 56 patients at two medical centers. Each of the patients had a preliminary diagnosis of equivocal appendicitis. Using LeuTech, physicians diagnosed 28 patients previously suspected of having appendicitis as not having appendicitis. These patients avoided unnecessary hospitalization. Two patients scheduled for surgery for suspected appendicitis did not have surgery when LeuTech showed that they did not have appendicitis. Two other patients were diagnosed with appendicitis using LeuTech, and had appropriate surgery rather than being discharged from the hospital. The Phase 2 clinical trial results indicated that LeuTech is safe and effective for the detection of appendicitis in patients with equivocal appendicitis.

           In July 1998, we met with the FDA to discuss LeuTech Phase 2 clinical trial results and plans for a Phase 3 clinical trial. After this meeting, plans for a Phase 3 clinical trial were submitted to the FDA, and the LeuTech Phase 3 clinical trial started in September 1998. This Phase 3 clinical trial is testing LeuTech for the diagnosis of equivocal appendicitis.

           We intend to complete the Phase 3 clinical trial of LeuTech in the first half of 1999. If the results show that LeuTech works as predicted for the diagnosis of appendicitis, we will then file an application with the FDA to approve LeuTech for diagnosis of equivocal appendicitis. We do not know whether we will successfully complete the Phase 3 clinical trial, or if we do, whether the FDA will ever approve LeuTech.

           We believe that LeuTech can also be used to diagnose a wide range of infections. These include infections of the intra-abdominal area, such as intestinal, spleen, liver or urinary tract infections, as well as bone, prosthetic and other infections. We started a Phase 2 clinical trial in February 1999 to test LeuTech for diagnosis of bone infections.

The PT-14 Product

           PT-14 is our designation for a stabilized peptide that works like a natural hormone called alpha-MSH. We are developing PT-14 for the treatment of male erectile dysfunction, a form of impotence. We believe that PT-14 is different from currently available treatments for male erectile dysfunction because PT-14 works through receptors found in the brain. Currently available treatments work by having a direct effect on blood flow to the penis. We believe that PT-14 may be useful in treating patients who do not respond well to current therapies.

           In a preliminary double blind clinical study conducted under an investigational new drug application submitted to the FDA and held in the name of an investigator at the University of Arizona, eight out of 10 men achieved clinically significant erectile response using PT-14. We began testing

PT-14 as a treatment for male erectile dysfunction in the fall of 1998. We also plan to test PT-14 as a treatment for women suffering from sexual dysfunction.

           In a recent study, the National Institutes of Health estimated that more than 20,000,000 men in the United States may be afflicted with some form of male erectile dysfunction. Because of the large number of men believed to be afflicted with male erectile dysfunction, the market for treatment of male erectile dysfunction is estimated to be more than several billion dollars per year. There is tremendous competition to develop and market drugs for treatment of male erectile dysfunction.

           In its current form, PT-14 is administered as a non-penile injection. We have begun efforts to develop an oral form of PT-14. As part of this effort, we entered into an agreement with TheraTech, Inc. to jointly develop an oral transmucosal delivery system for PT-14. This agreement also includes a license to certain patents owned by TheraTech.

           PT-14 is in the early stages of clinical testing. We do not know whether PT-14 will prove to be both safe and effective in clinical trials. Even if we complete clinical trials with PT-14, we do not know whether the FDA will ever approve PT-14. While we are working on developing an oral form of PT-14, we do not know whether we will be successful in our efforts to do so.

The MIDAS Technology

           MIDAS is a novel peptide chemistry that may have broad application in making pharmaceutical drugs. The MIDAS technology combines a metal ion with specially designed peptides, resulting in a biologically active molecule. Peptides, which are short chains of amino acids, play important roles in regulating a variety of biological functions. Natural peptides function by conforming or bending to fit specific molecules on cell surfaces, called receptors, which signal the cell to initiate a biological activity. Some important biological functions controlled by peptide cell signaling include overall growth and behavior, inflammatory responses, immune responses and wound healing.

           In order to effectively regulate cell signaling a peptide must bind to its target receptor. Binding a peptide to its target receptor depends on the conformation, or three-dimensional shape, of the peptide. Many naturally occurring peptides are flexible and can take on multiple conformations, allowing them to interact with more than one type of cell receptor, and to control multiple functions within the body. However, when such peptides are used as pharmaceutical drugs, this multiple reactivity is a disadvantage as it may potentially lead to side effects. The ability to construct high-affinity peptides that target specific receptors offers a significant opportunity to develop potent receptor-specific drugs.

           We believe that our patent-pending MIDAS technology can be used to rationally design and produce receptor-specific drugs. With the MIDAS technology the metal ion constrains, or locks, the peptide into a specific conformation. By designing MIDAS peptides to mimic the conformation required for a specific receptor, we can make a stable, receptor-specific peptide that binds tightly and has enhanced biological activity. If a radioactive metal ion is used, then the MIDAS peptide can be used for diagnostic imaging or nuclear medicine therapy. If a non-radioactive metal ion is used, then the MIDAS can be used for treatment of disease.

           We are engaged in research and development on several potential products using our MIDAS technology, including development of a MIDAS peptide to diagnose infections and development of a MIDAS peptide to treat obesity. We believe that MIDAS technology may have medical applications in a variety of areas, including immune disorders, cancers and cardiology. We intend to seek strategic alliances or collaborative arrangements with other companies to provide additional financial and technical resources for the development of MIDAS.


                                  RISK FACTORS

           INVESTING IN OUR SHARES IS HIGHLY SPECULATIVE AND RISKY. YOU SHOULD BE ABLE TO BEAR A COMPLETE LOSS OF YOUR INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, TOGETHER WITH OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

           THERE MAY BE ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL WHICH COULD ALSO HAVE A NEGATIVE IMPACT ON OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD BE MATERIALLY ADVERSELY AFFECTED. IN THAT EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

           Early Stage of Development and Uncertainty of Product Development. We are at an early stage of development. We have not started to sell any pharmaceutical products. It will be a number of years before we will have significant revenues from product sales or royalties. It is possible that we will never have any significant revenues.

           Before we can sell any of the pharmaceutical products we are developing, we must conduct time-consuming and costly research, pre-clinical studies, and clinical trials. We must also establish manufacturing capabilities, either using our facilities or contract manufacturers. We must also seek and obtain required regulatory approvals. We can not assure you that our research and development programs will be successful, that our products will prove to be safe and effective, or that our products will obtain required regulatory approvals. Even if we successfully develop products and obtain regulatory approvals, we can not assure you that we will be able to manufacture products on a large scale, that our products will be cost-competitive, or that our products will receive market acceptance.

           We currently depend on third parties for some critical tasks, including product manufacturing. We intend to have third parties market our products, but have not yet reached agreement with any third party to market any of the products we are developing. We cannot assure you that we will find appropriate third parties, or that we can reach an agreement on commercially reasonable terms. Even if we identify third parties and reach agreements with them, we can not assure you that the third parties will perform their obligations.

           Patent or other proprietary rights of third parties could preclude us from marketing the products that we are developing. It is also possible that one or more of our competitors will market superior or equivalent products.

           History of Operating Losses and Accumulated Deficit. We have incurred net operating losses since our inception (January 28, 1986). As of December 31,

1998, we had an accumulated deficit of approximately $28,474,687. This deficit continues to increase. We anticipate additional losses over at least the next several years. We expect that these losses will increase as we expand clinical trials and manufacturing efforts on LeuTech and continue research and development of PT-14 and MIDAS technology. We cannot predict how long it will take us to become profitable. We cannot assure you that we will ever be profitable, or that if we do become profitable, that we will remain profitable.

           Need for Additional Financing and Access to Capital. We have incurred negative cash flow from operations since our inception. To the extent that we have funds available, we will continue to spend substantial funds to develop our products and technologies. We are currently spending approximately $850,000 each month on research, development and administrative costs. In addition, we have debt payments of $92,000 each month payable through May 1999. Based on our current spending levels, we believe that our existing funds are adequate to make scheduled debt payments and to fund our operations through May 31, 1999.

           We will seek additional funds through public or private financings, including equity or debt financings, and through collaborative or other arrangements with other companies. We cannot assure you that we will obtain additional financing, that we will obtain financing when we need it, or that financing will be available on terms acceptable to us. If adequate additional funds are not available, we will be required to delay, scale back or eliminate certain of our research and development activities. We may also be required to delay, scale back or eliminate manufacturing and marketing efforts and may be required to license to third parties our products or technologies that we would otherwise seek to commercialize ourselves. If adequate funds are not available, this will have a material and adverse effect on us.

           The amount of funds we will need in the future depends on many factors. These factors include progress in our research and development activities, progress with pre-clinical studies and clinical trials, prosecution and enforcement of patents, technological and market developments, our ability to establish product development arrangements, and the cost of manufacturing scale-up and marketing activities. We cannot predict the amount of additional funds we will need before we become profitable.

           Uncertainty Regarding Ability to Continue as a Going Concern. The audit report from our independent accountants, Arthur Andersen LLP, included in our most recent Form 10-KSB (which is incorporated by reference in this prospectus), included an explanatory paragraph regarding our ability to continue as a going concern. Future financial statements could include a similar explanatory paragraph if we are unable to raise sufficient funds or generate sufficient cash flow from operations to cover the cost of our operations. The presence of such an explanatory paragraph raises concerns about our ability to fulfill contractual obligations. This can adversely affect our relationships with third parties and could affect our ability to complete future financings. Accordingly, the presence of such an explanatory paragraph in our Form 10-KSB report and in any future financial statements could have a material adverse effect on our business, business prospects, financial conditions or results of operations.
           Patents and Proprietary Rights, No Assurance of Enforceability or Significant Competitive Advantage. In general, the patent positions of companies relying upon biotechnology are highly uncertain and involve complex legal and factual questions. We can not assure you that the scope of any claims granted in any of our issued patents will provide a competitive advantage or meaningful proprietary protection. We can not assure you that patents will be issued from any of our pending patent applications. We can also not assure you that other companies will not challenge the validity or enforceability of our patents. If other companies challenge one or more of our patents, we can not assure you that a court will uphold our patents. It is also possible that our competitors will be able to circumvent patents issued or licensed to us.

           We have not had our patent attorneys give an infringement opinion on any of the products we are developing. We do not know of any United States or foreign patents that we would infringe upon by the manufacture, use or sale of the products we are developing. However, we can not assure you that we have identified all possible United States or foreign patents that pose a risk of infringement. It is also possible that patents will be issued in the future that our products would infringe upon. We may be unable to avoid infringement of any such patents and may have to seek a license, defend an infringement action, or challenge the validity of such patents in court. We can not assure you that a license will be available to us at all, or if a license were available, that it would be on terms and conditions acceptable to us. We can also not assure you that we will prevail in any patent litigation. Patent litigation is costly and time-consuming, and we can not assure you that we will have sufficient resources to pursue such litigation. If a court finds that we are infringing upon a patent belonging to another company, we may be liable for significant money damages, we may encounter significant delays in bringing products to market, or may be precluded from making, using or selling products covered by such patents.

           The United States Patent and Trademark Office has declared an interference proceeding between a patent application owned by another company and an issued patent we own. Our patent relates to the labeling of peptides with radioisotopes. We believe that the final outcome of this proceeding, even if adverse to us, will not have a material adverse effect on our current product development plans.

           We also rely on certain proprietary technologies, such as trade secrets and know-how, which are not patentable. We have taken steps to protect our trade secrets and know-how, in part through the use of confidentiality agreements with our employees, consultants and certain of our contractors. However, we can not assure you that these confidentiality agreements will not be breached or that we would have adequate remedies for any breach. If any confidentiality agreements are breached and ownership of proprietary information or inventions are in dispute, we can not assure you that we will ultimately be found to be the owner. It is also possible that our competitors will independently develop or discover our trade secrets.

           Uncertainty of Development and Commercialization of LeuTech. We have entered into an exclusive royalty-bearing license agreement for a defined field of use with The Wistar Institute of Biology and Anatomy for the antibody used in LeuTech and its parent cell line. This agreement contains specific performance criteria and requires benchmark payments. Failure to meet the performance criteria or any other event of default under the license agreement leading to termination of the license agreement with Wistar would have a material adverse effect on us.

           We depend on a sole-source contract manufacturer located outside the United States to produce and purify the monoclonal antibody for use in LeuTech. The contract manufacturer has only two facilities in which monoclonal antibodies can be produced and purified, and has produced and purified the monoclonal antibody for us in only one of its facilities. There are a limited number of contract facilities in the world that can produce monoclonal antibodies for use in pharmaceutical drugs. It can take a substantial period of time for a contract facility to begin producing and purifying monoclonal antibodies for use in pharmaceutical drugs. We are accordingly dependent on the contract manufacturer to produce and purify monoclonal antibody that meets FDA required acceptance standards for LeuTech. We can not assure you that our contract manufacturer will perform as agreed or will remain in the contract manufacturing business for the time we require to successfully produce and market LeuTech. Failure of our contract manufacturer to produce the monoclonal antibody we need would have a material adverse effect on us.

           We have negotiated long-term contractual arrangements for the manufacture of LeuTech. However, there can be no assurance that our contractors will be able to successfully manufacture LeuTech on a sustained basis or that our contractors will remain in the contract manufacturing business for the time required by us to market LeuTech. Failure of our contractors to perform as agreed would have a material adverse effect on us.

           We intend to complete the Phase 3 clinical trial of LeuTech in the first half of 1999. If the results show that LeuTech works as we predict, we will then file an application with the FDA to market LeuTech for diagnosis of equivocal appendicitis. We can not assure you that the FDA will continue to permit our clinical trial to proceed as planned, that LeuTech will prove to be safe and effective in the Phase 3 clinical trial or that the FDA will ever approve LeuTech. Even if the FDA approves LeuTech, we can not assure you that we will be able to manufacture LeuTech in commercially required quantities on a sustained basis and at an acceptable price. In addition, we can not assure you that we will identify and reach agreements with marketing partners in both the United States and other parts of the world. Even if we identify and reach agreements with marketing partners, we can not assure you that we, together with our marketing partners, will be successful in marketing LeuTech and in obtaining market acceptance of LeuTech.

           Uncertainty of Development of PT-14. We have entered into an exclusive license agreement with Competitive Technologies, Inc. to develop and market PT-14. This license agreement requires us to pay royalties on product sales, and requires us to meet specified performance criteria and make benchmark payments. We have also signed an agreement with TheraTech, including a license to certain patents owned by TheraTech, to collaboratively develop an oral transmucosal delivery system for PT-14. The agreement with TheraTech contains certain performance criteria and financial obligations. Failure to meet the performance criteria for any reason or any other event of default under either or both agreements leading to the termination of an agreement may have a material adverse effect on us. We can not assure you that TheraTech and we will ever be able to develop an acceptable oral delivery system for PT-14, or that we can do it in a reasonable period of time or for acceptable costs.

           We can not assure you that our PT-14 development program will be successful, that PT-14 will prove to be safe and effective in clinical trials, or that PT-14 will obtain required regulatory approvals from the FDA and other regulatory agencies. Even if the FDA approves PT-14, we can not assure you that we will be successful in obtaining market acceptance of PT-14, either by ourselves or with the help of marketing partners. In addition, we may encounter problems and delays relating to research and development, regulatory approval, manufacturing and marketing of PT-14. Failure to develop, obtain regulatory approval for, manufacture and market PT-14 on a timely basis may have a material adverse effect on us.

           Uncertainty of Development of MIDAS Technology. We are engaged in research and development on several potential products using our MIDAS technology, including development of an infection imaging agent and a therapeutic agent for treatment of obesity. We believe that MIDAS technology may have medical applications in a variety of areas, including immune disorders, cancers and cardiology. We intend to expand research and development of MIDAS technology applications primarily through strategic alliances with other companies. We can not predict when or whether we will ever be able to reach a strategic alliance with another company. Failure to reach alliances on a timely basis will limit our ability to develop MIDAS technology, which could have a material adverse effect on us. We expect to devote resources to expand research and development of MIDAS technology to the extent funding is available. We can not predict, however, when or whether the areas in which we have ongoing MIDAS technology research projects will yield scientific discoveries, or whether such research projects will lead to commercial products.

           Extensive Government Regulation; Uncertainty of Product Approval. The research, development, testing, clinical trials, manufacture, advertising, distribution and sale of pharmaceutical products are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA is the primary regulatory agency in the United States, but individual states also have regulatory authority. The regulatory process requires that we conduct pre-clinical studies and clinical trials of each proposed product to establish safety and effectiveness. The FDA also requires our contractors and us to maintain specified good laboratory, clinical and manufacturing practices during testing and manufacturing. The regulatory process is complex, can take many years to complete and is expensive.

           We have not submitted any of the products we are developing for approval by the FDA or any other regulatory authority. We can not assure you that we will ever submit any of our products for approval. If we do submit products for approval, we can not assure you that the FDA or regulatory authorities will approve our products. Even if the FDA or other regulatory authorities approve one of our products, it is possible that they will limit the approved uses of that product, which could limit the market potential of that product. Delays in obtaining or failure to obtain required regulatory approvals would have a material adverse effect on us.

           We are and will continue to be dependent upon the laboratories and medical institutions conducting our pre-clinical studies and clinical trials to maintain both good laboratory and good clinical practices. We can not assure you that such facilities will maintain appropriate standards. Failure to do so could further delay the approval process.

           Once one of our products is approved, then our company, the approved product, the manufacturer of the product and the facilities in which the product is manufactured are subject to ongoing regulatory review. Discovery of previously unknown problems can result in restrictions on a product or withdrawal of the product from the market.

           Uncertainty of Completing Clinical Trials. As part of obtaining regulatory approval of our products, we must demonstrate through clinical trials that our products are safe and effective. Completing clinical trials depends on many factors, including the availability of qualified clinical investigators and access to suitable patient populations. We rely, in part, on contractors to design clinical trials and prepare regulatory filings. We can not assure you that we will be able to find appropriate contractors to provide services relating to clinical trials. Delays in initiating and completing clinical trials may result in increased trial costs and delays in the FDA submissions, which would have a material adverse effect on us.

           A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in Phase 3 clinical trials, even after showing promising results in earlier studies or trials. It is possible that we will encounter problems in our clinical trials that will cause us to delay or suspend clinical trials. It is also possible that because of problems with safety or product performance we will never complete our clinical trials, or that the clinical trials will ultimately show that our products are not safe or effective. If any such problems occur, this would have a material adverse effect on us.

           Limited Marketing, Distribution or Sales Capability and Experience. We have limited experience in marketing pharmaceutical products. We will have to develop a sales force and/or rely on collaborators or licensees or on arrangements with others to provide for the marketing, distribution, and sales of our proposed products. We can not assure you that we will be able to establish marketing, distribution and sales capabilities or arrange with third parties to perform such activities on acceptable terms. If we rely on others to do marketing, distribution and sales, we will have limited control over the results. We can not assure you that we or any third party we rely on will be successful in marketing, distributing or selling any of our products. Failure to be successful in marketing, distributing and selling our products will have a material adverse effect on us.

           Significant Competition. The pharmaceutical industry is highly competitive. There are several companies developing and commercializing products for diagnostic imaging using monoclonal antibodies and peptides. Some of these products are for the diagnosis of infections and inflammation. In addition, other products and technologies compete with some of the uses of LeuTech. In the development of products to treat sexual dysfunction, there are many companies that have commercialized products or that have programs to develop products to treat sexual dysfunction. In the pharmaceutical industry, there are a number of companies developing peptide-based drugs, including companies exploring a number of different approaches to make peptides with a specific conformation for use as therapeutic drugs.

           We are likely to encounter significant competition with each of the products we are developing. Most of our competitors have substantially greater financial and technological resources and marketing capabilities than we do, and have greater experience in research and development. It is possible that our competitors will develop products and underlying technologies more rapidly than we will be able to. Our competitors may also develop products that are more effective and useful and are less costly than the products that we develop. Our competitors may also be more successful than we are in manufacturing and marketing such products. Academic institutions, hospitals, governmental agencies and other public and private research organizations also conduct research and seek patent protection, and may develop competing products or technologies on their own or through strategic alliances or collaborative arrangements. We can not assure you that even if we are successful in receiving FDA approval for our products that we will be able to successfully compete.

           Dependence on Key Management and Qualified Personnel; Limited Personnel; Dependence on Contractors. We are highly dependent upon the efforts of our management. The loss of the services of one or more members of management would delay our efforts in product development, obtaining financing and reaching marketing and other agreements.

           Edward J. Quilty, who is our Chairman of the Board, Chief Executive Officer and President, also serves as Chairman of the Board of Derma Sciences, Inc., a publicly traded medical technology company. Stephen T. Wills, our Vice President and Chief Financial Officer, works for us on a part-time basis, and also serves as Chief Financial Officer of Derma Sciences. Mr. Quilty and Mr. Wills devote their business time to the business and interests of both companies as is necessary to perform their duties to each company. Our Board of Directors believes there is not a conflict of interest between our business and Derma Sciences because, among other things, we are in the business of discovering and developing pharmaceutical drugs while Derma Sciences is in the business of selling wound care devices and products.

           Due to the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. There is intense competition for qualified personnel in the areas in which we are working, and we can not assure you that we will be able to continue to attract and retain the qualified personnel we need. In addition, we may grow and expand into areas requiring additional skill and expertise, such as marketing, including sales and distribution. This will require the addition of new management personnel and the development of additional expertise by present management personnel. The loss of, or failure to recruit, scientific, technical, marketing, and managerial personnel could have a material adverse effect on us.

            We rely on and will continue to use independent organizations, advisors and consultants to provide substantially all aspects of manufacturing and certain aspects of regulatory approval and clinical management. We can not assure you that the services of such providers will continue to be available to us or will be available to us when needed and at an acceptable price, or that we could find qualified replacements.

           Year 2000 Compatibility. The year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions and information or engage in similar normal business activities.

           We are working to resolve the potential impact of the year 2000 on the ability of our computerized information systems to accurately process information that may be date-sensitive. We believe that we do not have significant year 2000 issues related to our computerized information systems and are currently reviewing these systems. We expect to complete this review during 1999.

           In addition, it is also possible that certain computer systems or software products of our suppliers and contractors may not be year 2000 compatible. We are requesting assurances from all software vendors from which we have purchased or from which we may purchase software that such software will correctly process all date information at all times. Furthermore, we are asking our suppliers and contractors as to their progress in identifying and addressing problems that their computer systems will face in correct processing date information as the year 2000 approaches. We expect to complete this assessment during 1999 and currently believe that the cost of addressing this issue will not have a material adverse impact on our financial position. However, if we and third parties upon which we rely are unable to address this issue in a timely manner, it could result in a material financial risk to us. In order to assure that this does not occur, we plan to devote all resources required to resolve any significant year 2000 issues in a timely manner.

           To date we have not made any contingency plans to address third-party year 2000 risks. We plan to formulate contingency plans to the extent necessary in 1999.

           Risk of Liability; Adequacy of Insurance Coverage; Risk of Product Recall. Our business may be affected by potential product liability risks which are inherent in the testing, manufacturing and marketing of the pharmaceutical products we are developing. We can not assure you that product liability claims will not be made against us or any third parties that market our products. It is likely that we will be required to bear all or a portion of the risks associated with clinical trials and sale of our products, even if a third party assists in development or marketing of our products. This risk, including the risk of a lawsuit against us, could have a material adverse impact on our financial position.

           We have liability insurance providing up to a maximum of $5,000,000 coverage for certain clinical trial risks, and we will seek to obtain product liability insurance before we start selling products. However, we can not assure you that we will be able to find product liability insurance on acceptable terms, or that any coverage we obtain will be adequate to protect us against all future claims. In addition, even if we have adequate insurance coverage, product liability or related lawsuits could have a material adverse impact on us. To the extent that any third parties sell, distribute or market our products, we can not assure you that these third parties will be adequately insured or will be able to satisfy product liability claims.

           The products we are developing are subject to recall either voluntarily by us or at the request of the FDA and other regulatory agencies for a many different reasons. We can not assure you that our products will not be subject to recall. A recall could have a material adverse impact on us.

           Hazardous Materials; Compliance with Environmental Regulations. Our research and development involves the use of hazardous materials and chemicals, including radioactive compounds. We believe that our safety procedures for handling and disposing of these materials comply with standards set by federal, state and local governments. However, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and this liability could exceed our financial resources.

           Certain Interlocking Relationships; Potential Conflicts of Interest. One of our directors is also an officer of Paramount Capital, Inc. and of Paramount Capital Investments, LLC. Paramount Capital Investments is a merchant bank and venture capital firm specializing in biotechnology and biopharmaceutical companies. In the regular course of its business, Paramount Capital Investments identifies, evaluates and pursues investment opportunities in biomedical and pharmaceutical products, technologies and companies. Neither Paramount Capital Investments nor any other person is obligated to make any products or technologies available to us.

           In addition, some of our officers, directors, consultants and advisors currently do and will continue to serve as officers, directors, consultants or advisors of other pharmaceutical or biotechnology companies, or to investment banking, venture capital or similar firms. It is possible that in the future such other companies will have interests in conflict with our interests.

           Potential Volatility of Price; Low Trading Volume. The market price of our common stock, like that of many other development stage public pharmaceutical and biotechnology companies, has been highly volatile and will likely continue to be so in the future. In general, development stage companies are more susceptible to extreme price and volume fluctuations than are companies with significant revenues. There are a number of factors that can affect the market price, many of which are beyond our control. These factors include product developments by us or our competitors, governmental regulation and approval, developments in patent or other proprietary rights and litigation, as well as general market conditions.

           The average daily trading volume and average number of transaction per day of our common stock is comparatively low. This may affect the ability of our stockholders to sell shares of the common stock in the public market. We do not know whether a more active trading market will develop in the future.

           Control by Officers, Directors, and Existing Stockholders. Our executive officers, directors and five percent (5%) stockholders together currently control approximately 26.3% of our securities with voting rights. In addition, these individuals and entities hold options or warrants to acquire a significant number of additional shares of common stock and Series A Preferred Stock. Therefore, these stockholders, acting together, will be able to influence significantly most matters requiring approval by our stockholders, including the election of directors. Such a concentration of ownership could have the effect of delaying or preventing a change in control, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

           Immediate and Substantial Dilution. A purchaser of common stock under this prospectus will experience immediate and substantial dilution. As of December 31, 1998, we had a net tangible book value of approximately $1,634,924, or approximately $0.21 per share of common stock, assuming conversion of all outstanding preferred stock and no exercise of any warrants or options.

           No Dividends. We have never paid cash dividends on our common stock and do not intend to pay any dividends on our common stock in the foreseeable future. Our Series A Preferred Stock and Series B Preferred Stock have dividend preferences.

           Shares Eligible for Future Sale; Exercise of Options and Warrants May have a Dilutive Effect on Market; Effect on Ability to Raise Capital. There are currently 5,818,178 shares of common stock outstanding, as well as 69,708 shares of Series A Preferred Stock that are convertible into 1,489,487 shares of common stock and 17,925 shares of Series B Preferred Stock that are convertible into 509,232 shares of common stock. The conversion rates applicable to Series A and Series B Preferred Stock are subject to adjustment under certain circumstances. Additional common stock, including up to 3,136,532 shares issuable upon the exercise of outstanding options and warrants, may become eligible for sale in the public market from time to time in the future. In addition, we have authorized the issuance of options to purchase an additional 495,000 shares of common stock contingent on approval by the stockholders of an increase in shares of common stock reserved for our 1996 Stock Option Plan.

           We have registered up to 7,694,430 shares of common stock, including common stock issuable on conversion of Series A and Series B Preferred Stock and on exercise of certain warrants. We have also registered up to 1,279,144 shares of common stock available for issuance under certain option grants, including our 1996 Stock Option Plan. Many of the options and warrants are likely to be exercised at a time when we might be able to obtain additional equity capital on terms that are more favorable. While those options and warrants are outstanding, they may adversely affect the terms on which we can obtain capital. We cannot predict the effect, if any, that market sales of common stock, the exercise of any options or warrants, or the availability of such common stock for sale will have on the market price prevailing from time to time.


                                 USE OF PROCEEDS

           We will not receive any proceeds from the resale of the shares offered by this prospectus nor will any of the proceeds be available for our use or benefit. All proceeds from the resale of such shares will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution" below.


                              SELLING STOCKHOLDERS

           We have based common stock ownership information in the following table solely upon (1) information furnished to us by the selling stockholders,
(2) reports furnished to us under rules of the SEC and (3) our stock ownership records.

           In the following table, we have noted if any selling stockholders has had, within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates.

                                                   Shares of Common                             Shares of Common   Percent of Common
                                                    Stock Owned or        Shares of Common       Stock Owned or     Stock Owned or
                                                   Issuable before        Stock Offered by     Issuable after this   Issuable after
     Name of Selling Stockholder                       Offering            this Prospectus        Offering (1)     this Offering (1)
Bios Equity Fund L.P.                                    75,000                75,000                      0                  *
Clearwater Fund I                                       250,000               250,000                      0                  *
Archibald Cox, Jr. (2)                                  142,735               100,000                 42,735                  *
Ewa Lipton                                               50,000                50,000                      0                  *
Lauren Fischer (3)                                        2,218                   981                  1,237                  *
Albert Fried, Jr. (2) (4)                               571,367               550,000                 21,367                  *

                                                   Shares of Common                             Shares of Common   Percent of Common
                                                    Stock Owned or        Shares of Common       Stock Owned or     Stock Owned or
                                                   Issuable before        Stock Offered by     Issuable after this   Issuable after
     Name of Selling Stockholder                       Offering            this Prospectus        Offering (1)     this Offering (1)
Greenlight Capital, L.P.                                 15,200                15,200                      0                  *
Greenlight Capital Offshore, Ltd.                        15,600                15,600                      0                  *
Greenlight Capital Qualified, L.P.                       19,200                19,200                      0                  *
J. F. Shea Co., Inc. (2)                                256,837               150,000                106,837                1.8%
Scott Katzmann (3)                                       76,797                32,050                 44,747                  *
Donald R. Kendall, Jr. (2)                               55,341                50,000                  5,341                  *
John Knox (3)                                             5,009                   981                  4,028                  *
Siegfried Mangels                                        12,500                12,500                      0                  *
Timothy McInerney  (3) (5)                              151,498                39,375                112,123                1.9%
Michael C. Miles                                         25,000                25,000                      0                  *
M.S.B. Research, Inc.                                   150,000               150,000                      0                  *
Steven M. Oliveira                                       50,000                50,000                      0                  *
Osterweis Revocable Trust  (2)                           30,341                25,000                  5,341                  *
Pace Partners, L.P.                                     100,000               100,000                      0                  *
Anthony J. Pace                                          50,000                50,000                      0                  *
John Papadimitropoulos (3)                                  981                   981                      0                  *
Porter Partners, LP                                     210,000               210,000                      0                  *
Edward J. Quilty (6)                                    364,154                47,918                316,236                4.2%
Mark Rogers, M.D. (7)                                     6,000                 6,000                      0                  *
Lindsay A. Rosenwald, M.D. (5) (8)                      204,479                45,797                158,682                2.7%
Wayne Rothbaum                                           50,000                50,000                      0                  *
Wayne L. Rubin (3)                                       36,887                 7,852                 29,035                  *
David W. Ruttenberg (2)                                  21,341                16,000                  5,341                  *
David Tanen (3)                                             981                   981                      0                  *
Techvest, LLC (9)                                         1,750                 1,750                      0                  *
Michael S. Weiss (3) (5) (10)                            63,694                 7,852                 55,842                  *
Jonathan M. Young (2)                                    35,683                25,000                 10,683                  *
                                                                            ---------
                              TOTAL                                         2,181,018

---------------------------------
* Indicates less than one percent

(1) The numbers in these columns assume that the selling stockholder has sold all of the common stock offered for sale under this prospectus, and that the selling stockholder has converted any preferred stock and exercised any warrants or options owned by the selling stockholder which are convertible or exercisable as of the date of this prospectus.

(2) The ownership of this selling stockholder includes common stock the selling stockholder can obtain by converting Series A Preferred Stock owned by the selling stockholder. The number of shares of common stock is based on the conversion rate that applies to the Series A Preferred Stock as of the date of this prospectus.

(3) Employee of Paramount Capital, Inc. Paramount Capital has acted as finder or placement agent in connection with several of our financings, including the sale of securities included in this prospectus to certain of the selling stockholders. We also have an introduction agreement with Paramount Capital to act as our non-exclusive financial advisor.

(4) We have a consulting agreement with Mr. Fried to provide services, including financing related services. Pursuant to this agreement Mr. Fried received warrants to purchase 100,000 shares of common stock included in this prospectus.

(5) The ownership of this selling stockholder includes common stock and Series A Preferred Stock the selling stockholder can obtain by exercising warrants held by the selling stockholder. The number of shares of common stock is based on the warrant exercise rates and conversion rate that applies to the Series A Preferred Stock as of the date of this prospectus.

(6) Mr. Quilty is our Chairman of the Board, Chief Executive Officer and President.

(7)        Dr. Rogers is the President of Paramount Capital, Inc.

(8) Dr. Rosenwald is the Chairman of the Board and sole stockholder of Paramount Capital, Inc.

(9) We had an introduction agreement with Techvest, LLC pursuant to which Techvest had the non-exclusive right to introduce prospective investors to us. Pursuant to this agreement Techvest received warrants to purchase 1,750 shares of common stock included in this prospectus.

(10) Mr. Weiss is a member of our Board of Directors and a Senior Managing Director of Paramount Capital, Inc.



                              PLAN OF DISTRIBUTION

           Selling stockholders may sell all or a portion of the shares they are offering on the Nasdaq SmallCap Market or in privately negotiated transactions. Selling stockholders may sell shares by means of (1) ordinary brokerage transactions in which the broker solicits purchasers, (2) purchases by a broker or dealer as principal and resale by such broker or dealer for its account, (3) block trades in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction and (4) privately negotiated transactions. In arranging sales, brokers and dealers engaged by a selling stockholder may arrange for other brokers or dealers to participate. Selling stockholders may sell shares at the market price at the time of sale, at prices related to such market price or at negotiated prices. Brokers or dealers may negotiate and receive commissions or discounts from a selling stockholder, but it is expected that the amount of the commission or discount will be customary for the types of transactions involved.

           The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be "underwriters" within the meaning of the Securities Act in connection with such sales. Any commissions received by broker-dealers or agents and such sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

           We have informed the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act may apply to the sales of shares. We have also advised the selling stockholders of the requirement for delivery of this prospectus with any sale of shares offered under this prospectus.

           Selling stockholders may from time to time purchase shares of common stock in the open market. We have informed the selling stockholders that they should not sell shares under this prospectus unless they have stopped buying, bidding for or attempting to induce any other person to bid for or buy common stock in the open market as provided in applicable securities regulations, including Regulation M.



                                  LEGAL MATTERS

           The legality of the shares of common stock offered under this prospectus will be passed upon by our counsel, Graham & James LLP, New York, New York. Certain members of Graham & James LLP have been granted options under the 1996 Stock Option Plan to purchase an aggregate of 12,500 shares of common stock at an exercise price of $8.00 per share, which options are immediately exercisable and expire on January 3, 2007, and an option to purchase 5,000 shares of common stock at an exercise price of $6.00 per share, which option is partially exercisable and expires on January 21, 2008.



                                     EXPERTS

           The audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph regarding the Company's ability to continue as a going concern, as discussed in
Note 2 to the Company's financial statements.

--------------------------------------------------------------------------------


This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations contained in this prospectus. We have not authorized anyone to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with any information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.





                                    2,181,018

                             SHARES OF COMMON STOCK


                               [GRAPHIC OMITTED]


                           PALATIN TECHNOLOGIES, INC.






                                   PROSPECTUS

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The Company will bear all expenses, estimated at $50,000, incurred in connection with the registration of the shares offered in this registration statement (the "Registered Shares") under the Securities Act and qualification or exemption of the Registered Shares under state securities laws for the named selling stockholders (the "Selling Stockholders"). The Selling Stockholders will pay all underwriting discounts and selling commissions applicable to the sale of Registered Shares.

 SEC registration fees.........................               $2,691
 Blue Sky fees and expenses*...................              $10,000
 Costs of printing and engraving*..............               $3,000
 Legal fees and expenses*......................              $25,000
 Accounting fees and expenses*.................               $5,000
 Miscellaneous*................................               $4,309
  TOTAL........................................              $50,000
            *Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or serving at the request of the corporation in similar capacities, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action or suit by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court having jurisdiction shall determine that such person is fairly and reasonably entitled to indemnity.

        Article V, Section 3 of the Company's Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of a fiduciary duty as a director.



                                     Part II-1

        Article VI of the Company's Certificate of Incorporation provides that the Company shall make the indemnification permitted under Section 145 of the Delaware General Corporation Law, as summarized above, but only (unless ordered by a court) upon a determination by a majority of a quorum of disinterested directors, by independent legal counsel in a written opinion, or by the stockholders, that the indemnified person has met the applicable standard of conduct. Article VI further provides that the Company may advance expenses for defending actions, suits or proceedings upon such terms and conditions as the Company's Board of Directors deems appropriate, and that the Company may purchase insurance on behalf of indemnified persons whether or not the Company would have the power to indemnify such persons under Section 145 the Delaware General Corporation Law.


        The Company's Bylaws contain substantially the same indemnification provisions as the Company's Certificate of Incorporation, summarized above.

        The Company's employment agreement with Edward J. Quilty requires the Company to indemnify and advance expenses to Edward J. Quilty, the Company's Chairman of the Board, President and Chief Executive Officer, to the fullest extent permitted under Section 145 of the Delaware General Corporation Law.

        The  agreement  with the  Selling  Stockholders  pursuant  to which  the
Company has registered the Registered Shares in the Registration Statement provides that the Company will indemnify each such Selling Stockholder (including control persons, officers, directors and constituent partners of such Selling Stockholder), and each such Selling Stockholder will indemnify the Company (including control persons, officers and directors) against certain liabilities which might arise from the registration of the Registered Shares. The indemnifications may cover liabilities arising under the Securities Act. The obligation of each such Selling Stockholder to indemnify the Company or its affiliates is limited to liabilities based on written information which such Selling Stockholder provides to the Company for inclusion in the Registration Statement.

        The Company has obtained a directors' and officers' liability insurance policy which covers, among other things, certain liabilities arising under the Securities Act.

ITEM 16.  EXHIBITS.
                                    EXHIBITS

        The following exhibits are filed with this Registration Statement, or incorporated by reference as noted:

        2.1 Agreement and Plan of Reorganization dated as of April 12, 1996 by and between Interfilm, Inc., Interfilm Acquisition Corp. and RhoMed Incorporated; incorporated by reference to Exhibit 2.1 of the Company's Form 8-K dated June 25, 1996, filed with the Commission on July 10, 1996.

        2.2 Waiver and Consent dated as of June 24, 1996, between Interfilm, Inc., Interfilm Acquisition Corp. and RhoMed Incorporated; incorporated by reference to Exhibit 2.2 of the Company's Form 10-KSB Annual Report for the period ended June 30, 1996, filed with the Commission on September 27, 1996.


                                    Part II-2

        4.1 Specimen Certificate for Common Stock; incorporated by reference to Exhibit 4.1 of the Company's Form 8-K dated July 19, 1996, filed with the Commission on August 9, 1996.

        5.1 Opinion of Graham & James LLP, counsel to the Company, re legality.

        10.40 Form of Warrant dated as of December 31, 1998, between the Company and certain purchasers, incorporated by reference to
                Exhibit 10.40 of the Company's Report on Form 10-QSB for the six months ended December 31, 1998, filed with the Commission on February 16, 1999.

        10.41 Form of Stock Purchase Agreement dated as of December 31, 1998, between the Company and certain purchasers, incorporated by reference to Exhibit 10.41 of the Company's Report on Form 10-QSB for the six months ended December 31, 1998, filed with the Commission on February 16, 1999.

        10.42 Registration Rights Agreement dated as of December 31, 1998, between the Company and certain purchasers, incorporated by reference to Exhibit 10.42 of the Company's Report on Form 10-QSB for the six months ended December 31, 1998, filed with the Commission on February 16, 1999.

        23.1    Consent of Graham & James LLP. (Included in Exhibit 5.1.)

        23.2    Consent of Arthur Andersen LLP.

        24.1    Power of Attorney (included on the signature page hereof).

        27      Financial   Data   Schedule;   incorporated   by  reference  and
                previously filed as an exhibit to the Company's Report on Form 10-QSB for the six months ended December 31, 1998, filed with the Commission on February 16, 1999.

ITEM 17.  UNDERTAKINGS.

           The Company will:

           (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii) include any additional or changed material information on the plan of distribution;


                                   Part II-3
           provided, however, that paragraphs (1)(i) and (1)(ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

           (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.






                                   Part II-4

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on February 24, 1999.


PALATIN TECHNOLOGIES, INC.





By:  /s/ Edward J. Quilty
   ---------------------------
Edward J. Quilty
Chairman of the Board, President
and Chief Executive Officer










                                   Part II-5

                                POWER OF ATTORNEY



       We, the undersigned officers and directors of Palatin Technologies, Inc., severally constitute Edward J. Quilty and Stephen T. Wills, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all subsequent amendments to said registration statement, and generally to do all such things in our names and behalf in our capacities as officers and directors to enable Palatin Technologies, Inc. to comply with all requirements of the Securities and Exchange Commission.



       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                             TITLES                                DATE


/s/ Edward J. Quilty
--------------------------  Chairman of the Board, President   February 24, 1999
Edward J. Quilty            and Chief Executive Officer
                            (principal executive officer)

/s/ Carl Spana
--------------------------  Executive Vice President and       February 24, 1999
Carl Spana                  Director


/s/ Stephen T. Wills
--------------------------  Vice President and Chief           February 24, 1999
Stephen T. Wills            Financial Officer (principal
                            financial and accounting officer)


--------------------------  Director                           February 24, 1999
Michael S. Weiss


/s/ James T. O'Brien
--------------------------  Director                           February 24, 1999
James T. O'Brien



--------------------------  Director                           February 24, 1999
John K.A. Prendergast


/s/ Robert G. Moussa
--------------------------  Director                           February 24, 1999
Robert G. Moussa


/s/ Charles L. Putnam
--------------------------  Executive Vice President           February 24, 1999
Charles L. Putnam           and Director


/s/ Robert K. deVeer, Jr.
--------------------------  Director                           February 24, 1999
Robert K. deVeer, Jr.